[West Marine Letterhead]



January 23, 2009

VIA FACSIMILE:  (202) 772-9203
-------------------------------
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  H. Christopher Owings
            Assistant Director
            --------------------------------

Re: West Marine,  Inc.
    Form 10-K for the Fiscal Year Ended December 29, 2007
    Filed April 4, 2008
    Definitive  Proxy Statement filed on Schedule 14A
    Filed April 22, 2008
    Form 10-Q for Fiscal Quarters Ended March 29, June 28 and September 27, 2008 Filed May 7, August 4 And November 4, 2008
    File No. 0-22512


        Dear Mr. Owings:
        We have received your comments with respect to the above-referenced filings set forth in a letter dated December 29, 2008 and addressed to Geoffrey
A. Eisenberg, our chief executive officer. The remainder of this letter contains the text of your comments followed by our corresponding responses.

Form 10-K for Fiscal Year Ended December 27, 2007
-------------------------------------------------

Item 1A.  Risk Factors, page 4
------------------------------

     1. We note the risk factor you include on page 10, which discusses the consequences of your failure to file your periodic reports in a timely manner. You state that your failure to timely file your periodic reports "could result in an event of default under [y]our credit facility" (emphasis added). Please revise to state in concrete terms whether such a default has occurred, the quantified consequences of such a default and whether the default can be cured or waived.


     RESPONSE
     --------

     We included the referenced risk factor at a time when we were restating our financial statements for the reasons described in Note 2 to the consolidated financial statements included in our annual report on Form 10-K for the fiscal year ended December 29, 2007 (the "2007 Form 10-K"). The restatement was more complicated and took longer than we initially anticipated and, as a result, the 2007 Form 10-K was not timely filed last year. Our year-end closing process is currently on-track, and we expect to timely file our annual report on Form 10-K for the fiscal year ended January 3, 2009 (the "2008 Form

Securities and Exchange Commission
January 23, 2009
Page 2



     10-K"). Accordingly, we do not expect to include the referenced risk factor in the 2008 Form 10-K. However, to answer your inquiry, our loan agreement requires us to provide our consolidated audited financial statements to the lenders within 90 days following each fiscal year end, but no event of default occurs if the required financial statements are provided within five business days of the due date. Our fiscal 2007 consolidated financial statements were provided on April 4, 2008, within the five-business-day cure period. As a result, there was no event of default.

     Additionally, in "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources-Financial arrangements," we will revise and expand the disclosure describing the restrictive covenants of our loan agreement in future filings, beginning with the 2008 Form 10-K, substantially as follows:

          The loan agreement contains customary covenants, including but not limited to, restrictions on our ability and that of our subsidiaries to incur liens, make acquisitions and investments, pay dividends and sell or transfer assets. Additionally, minimum revolving credit availability equal to the lesser of $15.0 million or 7.5% of the borrowing base must be maintained. In addition, there are customary events of default under our loan agreement, including failure to comply with our covenants. If we fail to comply with any of these covenants, an event of default occurs which, if not waived by our lenders or cured within the applicable time periods, results in the lenders having the right to accelerate repayment of all outstanding indebtedness under the credit facility before the stated maturity date. A default under our loan agreement also could significantly and adversely affect our ability to obtain additional or alternative financing. For example, the lenders' obligation to extend credit is dependent upon our compliance with these covenants. As of January 3, 2009, we were in compliance with our loan covenants.

Management's  Discussion  and  Analysis of Financial  Condition  and Results of
-------------------------------------------------------------------------------
Operations, page 16
-------------------

     2. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note that you discuss business trends in your quarterly reports filed on Form 10-Q. For example, the trend disclosed in your 10-Qs that you are experiencing lower sales because of economic conditions. Considering your Form 10-K (on page 30) states that your primary source of liquidity has been cash flow from operations, please discuss the consequences such lower sales will have upon liquidity, your continued plans for expansion, if any, and any other relevant consequences. Discuss whether you expect these trends to continue and [their] impact on your business. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that

Securities and Exchange Commission
January 23, 2009
Page 3



investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Further, please discuss in reasonable detail:


     * Economic or industry-wide factors relevant to your company, and
     * Material opportunities, challenges, and
     * Risk in short and long term and the actions you are taking to address them.

     See Item 303 of Regulation S-K and SEC Release No. 33-8350.

     RESPONSE
     --------

     In future filings, beginning with the 2008 Form 10-K, we will expand our disclosures to provide enhanced information regarding known material trends and uncertainties that are reasonably likely to have a material impact on our revenues or income or result in our liquidity decreasing or increasing in any material way. For example, on page 27 of the 2007 Form 10-K, we described the following:


          The decline in comparable store sales reflects the softer sales of higher-priced discretionary items and lower in-store traffic levels extending into the peak part of the boating season, which we believe is indicative of reduced boat usage. These trends were particularly evident in Florida, which is a key boating market. We expect consumers to continue to reduce spending on boating supplies; the duration of reduced spending is difficult to predict, and we believe, is somewhat dependent on general improvements in the overall economy.


     We further updated our disclosures of economic and industry-wide factors impacting our business in the "Business Trends" sections of our quarterly reports. We discussed that the U.S. boating industry is experiencing a down cycle, as evidenced by lower sales trends in each of our business segments compared to last year, lower new and used boat sales, and declining boat registrations in key states. In this regard, our discussion of results of operations in the 2007 Form 10-K included a quantitative discussion of comparative sales in each business segment, and we will enhance and cross-reference that discussion in future filings, beginning with the 2008 Form 10-K, to highlight identified trends, as appropriate.


     We also have described our efforts to respond to recent challenges. These initiatives included, among other things, controlling our operating expenses, closing 25 to 30 stores, reducing overhead, closing our Maryland distribution center and our Florida call center, and implementing service model changes in our wholesale (Port Supply) business segment. In addition, we quantified certain costs we incurred or expected to incur in fiscal 2008 for the closures of the stores, the Maryland distribution center and the Florida call center. These disclosures will be updated in the 2008 Form 10-K, and if subsequent

Securities and Exchange Commission
January 23, 2009
Page 4



     or similar initiatives are deemed necessary or appropriate, we will include similar disclosure in future filings.

     We also refer you to the additional risk factor included in our quarterly report on Form 10-Q for the quarter ended September 27, 2008, which reads:

          We believe worsening economic conditions and turmoil in the financial markets may further adversely impact discretionary consumer spending in an already challenging climate for the boating industry. However, it is unclear the extent to which these circumstances will persist and what overall impact they will have on future discretionary consumer spending.

     At the time of filing the 2007 Form 10-K, the extent of the market downturn and subsequent financial market crisis was not known or otherwise predictable. However, during the course of the remainder of 2008, as we began to see the impact of the financial collapse on the broader and worsening economy and on our business, we appropriately updated our disclosure, as described above. We will provide an overview of these efforts, quantified to the extent practicable, in the 2008 Form 10-K of the short and long term risks associated with the current economic and industry-wide factors relevant to our company, and we will disclose the actions we are taking to address them substantially as follows (subject to any revisions as may be appropriate to reflect changing conditions affecting the economy, our industry or our company specifically, which may occur between the date of this letter and the filing of the 2008 Form 10-K):

          Sales Revenues. At a fundamental level, we believe that the weakness in the economy has had, and will continue to have, a depressing effect on our sales revenue, with corresponding risks to our earnings and cash flow. We believe our customer traffic and sales are most closely tied to boat usage, which is a discretionary spending item. As consumers have to make economic tradeoffs, we believe that spending on boating-related activities is being reduced.

          There are a number of steps we are taking to respond to lower sales expectations, to ensure orderly management of the business and preserve our financial strength to survive the current downturn and maximize the benefit if and when the marketplace recovers. The common theme has been to reduce expenses and maximize cash flow. Two initiatives through which we are accomplishing this are: the restructuring that was executed in 2008 (e.g., store, distribution center and call center closings, as well as overhead expense reductions); and the conservative budget put into place for 2009, which focuses on expense control and cash management designed to deliver positive cash flow, debt reduction and higher inventory turnover despite continued negative sales trends.

Securities and Exchange Commission
January 23, 2009
Page 5



          Liquidity and Capital Resources. Our cash needs for working capital are supported by a secured line of credit. There is risk to this capital resource resulting from current market conditions in that the amount we have available to borrow from this credit facility primarily is driven by the estimated liquidation value of our inventory. External factors, such as increased liquidations and bankruptcies in the marketplace, could put downward pressure on this liquidation value and thus our associated borrowing availability. However, we are taking steps to mitigate this risk. First, we are focusing on maximizing cash flow and minimizing borrowing needs through inventory productivity management, expense controls and reduced capital spending. Second, we are improving the quality of our inventory by reducing the proportion of overstocked or discontinued goods. Third, we are maintaining frequent communications with our lenders to keep them apprised of our business plans as well as to monitor their ability to fund the loan commitment.


     We will continue to provide disclosure similar to that described above, as appropriate, and to provide greater detail regarding the impact that evolving business trends are expected to have on our liquidity and future plans. We also will endeavor to provide additional analysis regarding the quality and variability of our earnings and cash flows, and we will discuss with greater clarity whether we expect levels to remain at this level or to increase or decrease. At the current time, by way of example and as explained above, we expect earnings and cash flows to remain under pressure from lower sales volume, as the economy works through this recession, and we will continue our efforts to control costs and maximize cash flows.


Liquidity and Capital Resources, page 30
----------------------------------------

     3. We note the discussion you include under "Financing arrangements" and your $225 million credit facility. Please revise your disclosure to clearly explain how you determined that you had $91.8 million available for future borrowings. We note that you discuss the amount you currently have outstanding as well as the minimum revolving credit provision and the fact that $50 million of this amount is allocated to a sub-facility available for the issuance of commercial and stand-by letters of credit, however, the manner in which you arrived at this remaining balance could be stated with greater clarity.

     RESPONSE
     --------

     We will state with greater clarity the manner in which we determine availability for future borrowings in our future filings, beginning with the 2008 Form 10-K, by providing disclosure substantially similar to the following example. This example is based on our most recent results (third quarter 2008), as year-end results are still being finalized. This disclosure will appear under "Management's Discussion and Analysis of Financial

Securities and Exchange Commission
January 23, 2009
Page 6



     Condition and Results of Operations-Liquidity and Capital Resources-Financial arrangements" in future filings, beginning with the 2008 Form 10-K.

          At September 27, 2008, borrowings under this credit facility were $29.3 million, bearing interest at rates ranging from 3.5% to 5.0%, and $98.8 million was available to be borrowed. This availability was calculated as follows:

          Our aggregate borrowing base not to exceed $225 million was $148.8 million as of September 27, 2008 and consisted of the following (dollars in millions):

                Accounts receivable availability:       $ 6.8
                Inventory availability:                 146.2
                Less:  reserves                         (4.2)
                                                        ------
                Total borrowing base:                  $148.8
                                                        ------
                                                        ------

          Our aggregate borrowing base was reduced by the following obligations (dollars in millions):

                Ending loan balance:                    $ 29.3
                Outstanding letters of credit              5.7
                                                        ------
                Total obligations                       $ 35.0
                                                        ------
                                                        ------

          Accordingly, our availability as of September 27, 2008 was (dollars in millions):

                Total borrowing base:                   $  148.8
                Less: obligations                          (35.0)
                Less: minimum availability                 (15.0)
                                                           ------
                Availability                            $    98.8
                                                           ------
                                                           ------


Item 9A. - Controls and Procedures, page 63
-------------------------------------------

     4. We note your indication that you are in the process of implementing changes to your internal control over financial reporting as a result of the material weaknesses and deficiencies you identified. Where changes to your internal controls are ongoing, you should indicate when you expect to finish formalizing such policies. Please confirm that, in future filings, you will revise your discussion accordingly.

          RESPONSE
          --------

          In future filings, where we identify ongoing changes to our internal control over financial

Securities and Exchange Commission
January 23, 2009
Page 7



          reporting that are reasonably likely to affect our internal control over financial reporting, we will disclose our estimate of when we expect to finish formalizing such policies or procedures.

     5. Considering you also state that your disclosure controls and procedures were ineffective as of December 29, 2007, please separately discuss the changes you are implementing, if different from those already discussed with respect to your internal controls, to remedy the deficiencies you identified.

          RESPONSE
          --------

          We determined that our disclosure controls and procedures were not effective as of December 29, 2007 because of the material weaknesses that we identified in our internal control over financial reporting. We did not identify any other deficiencies in our disclosure controls and procedures. Accordingly, the changes that we have implemented to remediate our internal control over financial reporting will remediate our disclosure controls and procedures as well. In future filings, if applicable, we will either clarify that the material weaknesses in internal control over financial reporting are the same as those identified in our disclosure controls and procedures or separately discuss changes to remediate material weaknesses identified in our disclosure controls and procedures.


Exhibit 31.1
------------

     6. Your certification should appear exactly as set forth in current Item 601(b)(31) of Regulation S-K. In this regard, please delete the word "quarterly" from paragraph 4(a). The last clause in the paragraph should read "particularly during the period in which this report is being prepared."

          RESPONSE
          --------

          We will delete the word "quarterly" and revise the last clause of the certification as requested in future filings, beginning with the 2008 Form 10-K.


Definitive Proxy Statement filed on Schedule 14A
------------------------------------------------

Compensation Discussion and Analysis, page 13
----------------------------------------------

     7. We note your disclosure on page 14 that total "compensation is allocated between cash and non-cash and short-term and long-term incentive compensation." Please clarify your policies for allocating between long-term and currently paid out compensation. See Item 402(b)(l)(v) and 402(b)(2)(i) of Regulation S-K.

Securities and Exchange Commission
January 23, 2009
Page 8



          RESPONSE
          --------

          Our Governance and Compensation Committee (the "G&CC") does not have a formal policy or formula for allocating our executives' total compensation between cash and non-cash and short-term and/or long-term compensation. As generally described on page 14 of last year's proxy statement, the G&CC uses a variety of sources of market data to assist in determining total cash compensation and long-term compensation (which in our case has consisted solely of stock options). However, the G&CC does not start with a total compensation target for each executive and then allocate amounts to the various elements of compensation. Rather, the G&CC determines each element of compensation separately and then assesses the total against comparative data to ensure that total compensation is within the norms of the retail industry and for companies of the same relative size, as further discussed in our response to comment 8 below. In future filings, beginning with the proxy statement for our annual meeting of stockholders later this year (the "2009 Proxy Statement"), the Compensation Discussion and Analysis (the "CD&A") will describe this methodology more clearly. Further, if and to the extent, any element of an executive's compensation is changed to bring it within industry or peer company norms, the CD&A will appropriately discuss any such adjustment.

     8. Further, you make several references throughout your discussion to "benchmark information," "industry compensation surveys and publicly available sources" and information that you obtained from "peer companies." Where you use these terms, please clarify whether you are referring to the sources you list on pages 13-14 such as the "study of proxy statement data" or the "2006 Retail Compensation and Benefits Survey" or other sources or any combination of the former. Further, clarify whether you engage in benchmarking in setting compensation and, if so, please identify the benchmark and its components, such as the companies that comprise the 2006 Retail Compensation and Benefits Survey. In this regard, we note your indication that you use "this benchmark information as a point of reference for compensation." See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

          RESPONSE
          --------

          The references cited in your comment are to the specialty retail companies analyzed by Compensation Venture Group ("CVG") for its study and those represented in Mercer's annual study for the National Retail Federation, as described from the bottom of page 13 to the top of page 14 of last year's proxy statement. In future filings, beginning with the 2009 Proxy Statement, the CD&A will clarify which study or other comparative data is being discussed and use consistent terminology for each particular resource.

          The G&CC used both the CVG and the National Retail Federation studies to create an overall framework for making decisions regarding total compensation and long-term incentive compensation. For benchmarking purposes, the G&CC relied heavily on the CVG study, because the CVG study was individually tailored for the company. The

Securities and Exchange Commission
January 23, 2009
Page 9



          G&CC, in turn, used the National Retail Federation study more as background information to develop an understanding of current compensation practices in the industry and to compare and contrast with the range of compensation identified in the CVG study. Last year's proxy statement identified the component companies considered in the CVG study at the bottom of page 13, and to the extent that the G&CC uses CVG or a similar consultant this year or in the future, the CD&A will identify the companies surveyed. Because the G&CC used the National Retail Federation study more generally, last year's proxy statement described the study as an annual survey of compensation from 140 companies, including six companies in the peer group used for the company's performance graph (i.e., the Hemscott Industry Group 745). In future filings, beginning with the 2009 Proxy Statement, if the G&CC benchmarks compensation in reliance on the National Retail Federation or any other study (for example, because it does not commission its own study, such as the one it received from CVG), the CD&A will list all of the component companies in such study.

Annual Cash Incentive Compensation, page 15
-------------------------------------------

     9. In the discussion of annual cash incentives, you indicate that they are awarded based on individual objectives. Please revise to elaborate upon how you arrived on these individual objectives. In addition, if the individual objectives are quantified, please specify those objectives. See Item 402(b)(2)(v) of Regulation S-K.

          RESPONSE
          --------

          The reference to the "individual objectives" at the top of page 15 in last year's proxy statement is in the context of discussing annual merit increases in base salary, not annual cash incentive pay. The referenced statement was intended to be generic, describing the practice generally applicable to all employees, not just executive officers. To the extent the G&CC decided to increase an executive's base salary, the CD&A discusses the reasons for the increase for each individual executive. For example, Mr. Moran's base salary was increased by $25,000 in 2008, and we disclosed on page 15 that such increase was related to the G&CC's recognition of Mr. Moran's key role as chief financial officer as well as other factors such as historic compensation, peer company data, internal equity and retention concerns. The G&CC historically has not used individual objectives in determining annual cash incentives (i.e., bonuses) for executive officers. Rather, the criteria used for payment of annual cash incentives to our executive officers has been the achievement of the certain financial performance targets, as further discussed in our responses to comments 10, 11 and 12 below.

     10. We note that you have not provided the actual performance targets to be achieved to earn executive bonuses for 2007. We further note, however, that you disclose that the 2007 performance targets were "considered to be challenging, but achievable." Please disclose your financial thresholds for 2007. See Instruction 4 to Item 402(b) of Regulation S-K and Question

Securities and Exchange Commission
January 23, 2009
Page 10



118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

          RESPONSE
          --------

          As discussed further in our response to comment 11 below, historically, we have treated these targets as confidential and proprietary information. Furthermore, as the lead-in to Item 402(b) of Regulation S-K and other relevant Securities and Exchange Commission ("Commission") interpretations suggest, the CD&A should focus on material information, and because no bonuses were paid for 2007, we did not consider the actual performance targets for 2007 to be material to an investor. That is, since investor concern over executive compensation seems to have been focused on payouts for perceived substandard performance, it seemed to us that no payout when a pre-determined target was missed was consistent with investor expectations and, therefore, the precise target was not relevant. The performance targets for 2007 were: comparable store sales of 3.8% (weighted 30%); and pre-tax, pre-bonus earnings from operations of $27.0 million (weighted 70%). In future filings, beginning with the 2009 Proxy Statement, the CD&A will quantify targets for the prior year.

     11. We note that you also have not provided either a discussion concerning the actual quantitative terms of the performance targets or the difficulty of meeting those targets for 2008. Please disclose your performance targets for 2008 or, to the extent you believe disclosure of these targets are not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. If disclosure of the performance-related factor would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for you to achieve the target levels or other factors.

          RESPONSE
          --------

          The performance target for 2008 was pre-tax, pre-bonus earnings from operations of $12.0 million. In the past, we have treated such targets as confidential and proprietary information. We believe the actual current-year targets, if disclosed, could be potentially used by competitors to poach key employees. That is, if the target is disclosed and our reported financial results are not on-track to meet the target, a competitor could use this as leverage in soliciting a key employee. Loss of key employees could cause substantial harm to our business. We also believed that the detailed description of the bonus formula and the related discussion provided context for investors to evaluate how challenging it would be to achieve the targets. In addition, while we did believe that the change from two performance targets for fiscal 2007 to one performance target for fiscal 2008 was a material change, we did not believe the specific target amount was necessarily material to understand our compensation policies or decisions. After further consideration, in future filings, beginning with the 2009 Proxy Statement, the CD&A will quantify current-year targets.

Securities and Exchange Commission
January 23, 2009
Page 11



     12. We note that in 2008 operating earnings would need to exceed internal budgets by a "significant amount" in order for executives to reach the 100% bonus payout. Please elaborate upon how you will determine whether this threshold has been met and what discretion may be exercised in granting such bonuses given the lack of an objective performance target for purposes of reaching 100% bonus payout. Please see Instruction 4 to Item 402(b) of Regulation S-K.

          RESPONSE
          --------

          There is a specific objective performance target for purposes of determining whether executives would earn a 100% bonus payout; it is the target described in the response to comment 11 above. Our comment in the CD&A regarding the executive's need for 2008 performance to exceed internal budgets by a significant amount was intended to let shareholders know that performance that merely meets the internal budget projections would pay bonuses only at a 58% level, not 100%, thereby indicating that the bonus targets were aggressive and providing a context for investors to understand how difficult it would be to meet the target. The following table quantifies the range of payouts expressed as a percentage of achievement against established goals for fiscal 2008:

          Pre-Tax Earnings      Pre-Tax Earnings         Executive Bonus Payout
          (in $ Millions)     (as % of Internal Budget)  (as % of target bonus)
          ----------------------------------------------------------------------
            Under 6.0               -                               None
            6.0                     77%                             40%
            7.8                     100%                            58%
            12.0                    153%                            100%
            16.0 or more            204% or more                    140%

          While the pre-tax earnings and bonus payout percentages were included as textual disclosure in last year's proxy statement, we expect to use a tabular format similar to that used in this response when possible and where appropriate in future filings.


Long-term Equity Incentive Compensation, page 17
------------------------------------------------

     13. We note your indication that the [Committee] approved a fixed amount of the recommended stock option awards in 2007. Please revise to elaborate upon how the fixed amounts were arrived at, including a discussion how the CVG data assisted you.

          RESPONSE
          --------

          For 2007, we determined the fixed amounts for the stock option awards based upon information provided by CVG in its review of our equity compensation practices. CVG

Securities and Exchange Commission
January 23, 2009
Page 12



          developed a range of stock option awards made to each executive position based upon a review of the compensation practices of our peer companies. These peer companies were identified at the bottom of page 13 in last year's proxy statement. CVG then recommended that our stock option awards be within 50% of the specific midpoint of the range that was developed, as adjusted for individual performance and grants already received by the particular executive. CVG also recommended specific awards for each of our executive officers. Based on these specific recommendations, and taking into consideration prior grants to the particular executive officer: Mr. Harris was awarded the midpoint of the range provided by CVG; Mr. Moran received an award in the 25th percentile because he was new to the company (hired in January 2007) and had received a substantial award of 50,000 stock options on March 8, 2007 under his employment agreement; and Messrs. Japinga and Edwards received awards above the 50th percentile because of their respective promotions to executive vice president status, to recognize their overall contributions to the company and to retain them in their respective key roles. In future filings, beginning with the 2009 Proxy Statement, the manner for determining the exact number of equity awards will be described in a similar, more precise manner.


Severance and Change-in-Control Agreements, page 19
---------------------------------------------------

     14. With respect to the potential payments upon termination and change of control, please discuss and analyze how the amounts payable were negotiated and how and why the company agreed to the specified amounts.

          RESPONSE
          --------

          The severance and change-in-control agreements for Messrs. Harris, Eisenberg, Moran and Japinga were negotiated in arms-length discussions with the company's chief executive officer and/or the Chairman of our board of directors, with the advice and consent of the G&CC. The amounts of these benefits were considered as part of the executive's overall compensation package and were deemed to be within the range of reasonable severance or change-in-control benefits for executives, based upon the company's past practices. Only Mr. Harris' and Mr. Eisenberg's agreements reflected severance benefits in the event of a change in control. Mr. Edwards' severance pay compensation was set by the company's former chief executive officer, with the advice and consent of the G&CC, at a time when the company was going through a transition in the senior management team, and all employees at the assistant vice president level or above were given a specific, formula-based severance benefit based on the current salary as follows:

Securities and Exchange Commission
January 23, 2009
Page 13



               Title                                    Severance
               -----                                    ---------

          Assistant Vice Presidents and
           Regional Vice Presidents.......................6 months
          Vice Presidents.................................9 months
          Senior Vice Presidents.........................12 months


          The purpose of this benefit was to keep the executives focused on the company's overall business without being overly distracted by pending changes in the company's senior management. We will include more detailed disclosure regarding the background of severance arrangements in our future filings, beginning with the 2009 Proxy Statement.


Executive Officers, page 21
---------------------------

     15. Please revise to describe the business experience of Messrs. Moran and Japinga for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

          RESPONSE
          --------

          Future disclosures regarding the business experience of Messrs. Moran and Japinga will clarify their duration of employment in each position. Specifically, with respect to Mr. Moran, the disclosure in the 2009 Proxy Statement will indicate that he served as chief financial officer of the Wearguard-Crest Division of ARAMARK Corporation from June 2004 until January 2007 and, with respect to Mr. Japinga, the disclosure will state that he was Vice President, Planning Director at Kohl's Department Stores from 2001 to 2002 and Vice President, Divisional Merchandise Manager at Kohl's from 2002 until he joined West Marine in February 2006.


Security Ownership of Management and Certain Beneficial Owners, page 36
-----------------------------------------------------------------------

     16. Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Franklin Resources, Inc., Thales Fund Management, L.L.C., Dimensional Fund Advisors, LP and Royce Associates, L.L.C. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

          RESPONSE
          --------

          With respect to our 2009 Proxy Statement disclosure of the security ownership of certain beneficial owners, we will include footnote disclosure in our security ownership table

Securities and Exchange Commission
January 23, 2009
Page 14



          substantially similar to the following for Franklin Resources, Inc. and Thales Management, L.L.C.:

               The information contained in the table and these footnotes with respect to Franklin Resources, Inc. is based solely on a statement on Schedule 13G/A filed January 31, 2008 reporting beneficial ownership as of December 31, 2007 by Franklin Resources, Charles B. Johnson, Rupert H. Johnson, Jr., and Franklin Advisory Services, LLC to the effect that (a) each (directly or indirectly) has dispositive and voting power over all these shares and (b) these shares are held by investment companies and institutional accounts which are advised by subsidiaries of Franklin Resources pursuant to advisory contracts which grant to such subsidiaries all investment and voting power over these shares.

               The information contained in the table and these footnotes with respect to Thales Fund Management, LLC is based solely on a statement on Schedule 13G/A filed February 11, 2008 reporting beneficial ownership as of December 31, 2007 by Temujin Fund Management, LLC, Thales Fund Management, Marek T. Fludzinski and Marco Battaglia to the effect that (a) each (directly or indirectly) has dispositive and voting power over all these shares and (b) these shares are held by Temujin Holdings, Ltd. to which Temujin Fund Management serves as investment advisor, which is in turn jointly owned by Mr. Battaglia, the chief executive and investment officer of Temujin Fund Management, and Thales Fund Management, the chief executive officer and chairman of which is Mr. Fludzinski.

     The above disclosure revises our prior disclosure by adding the natural persons that are disclosed in the Schedule 13G/A filings for each of Franklin Resources and Thales Fund Management as having ultimate beneficial ownership over the shares held by the respective entities. Assuming Franklin Resources and Thales Fund Management owned 5% or more of our shares as of year-end 2008, upon filing of their respective Schedules 13G/A disclosing their 2008 year-end holdings, we will update the foregoing draft disclosure as appropriate.

     With respect to Dimensional Fund Advisors LP and Royce & Associates, LLC, the disclosure in last year's proxy statement regarding the ownership of shares held by Dimensional Fund Advisors and Royce & Associates included all information that was available in their most recent Schedule 13G/A filings. Pursuant to Instruction 3 to Item 403 of Regulation S-K, we may rely on the information set forth in such statements unless we know or have reason to believe that such information is not complete or accurate or that a statement or amendment should have been filed and was not. We know of no other information with respect to the beneficial ownership of Dimensional Fund Advisors and Royce & Associates other than as set forth in their respective Schedule 13G/A filings, and we have no reason to believe the information provided was not

Securities and Exchange Commission
January 23, 2009
Page 15



     complete or accurate. Assuming Dimensional Fund Advisors and Royce & Associates Management owned 5% or more of our shares as of year-end 2008, upon filing of their respective Schedules 13G/A disclosing their 2008 year-end holdings, we will update our disclosure and include any additional information with respect to ultimate beneficial ownership that is provided in such filings, as appropriate, including to the extent that any information regarding the beneficial ownership of such shares by any natural person may be provided in such filings.

Certain Transactions, page 37
-----------------------------

     17. We note that you have disclosed some transactions with related parties. However, it is not clear how these transactions are reviewed and approved. Please revise to describe your policies and procedures for review, approval, or ratification of related party transactions as required by Item 404(b) of Regulation S-K. In this regard, indicate whether any of the related party transactions you describe were reviewed in accordance with your procedures and, if not, state why they did not require such review. Please also confirm that all documents reflecting these transactions have been filed with the Commission or explain why they have not been filed.

     RESPONSE
     --------

     The related party transactions disclosure in last year's proxy statement indicated that, using comparative information, management determined that the described transactions are at terms that are favorable to West Marine. The transactions during the fiscal years covered by last year's proxy statement disclosure were reviewed and approved by our Audit Committee. In the 2009 Proxy Statement, however, we will include more detailed disclosure substantially similar to the following in the "Certain Transactions" section:

          The transactions described above have been reviewed and approved by our Audit Committee in accordance with West Marine's related party transaction policy. The Audit Committee generally administers our related party transaction policy on behalf of the Board of Directors pursuant to its delegated authority. Under this written policy, any transaction between West Marine, including subsidiaries and controlled affiliates, and a related person (other than compensation arrangements with directors and executive officers, which, in any case, are approved by the Governance and Compensation Committee) may only be entered into when the Audit Committee, the Board of Directors or, if management determines it is not practicable to wait until the next scheduled meeting, the Chair of the Audit Committee determines that the transaction in question is in, or is not inconsistent with, the best interests of West Marine and its stockholders. If the Chair of the Audit Committee acts under the policy, the Chair must report any interim approvals at the next scheduled meeting of the Audit Committee or Board of Directors, as the case may

Securities and Exchange Commission
January 23, 2009
Page 16



          be. To date, the Chair of the Audit Committee has not been asked to provide interim approval of any transaction under the policy. To facilitate the review of transactions under the policy, management furnishes the person or body making the determination all material information relevant to the transaction, including, but not limited to, the business purpose, the financial interest and impact on the related person(s) involved and the availability of other sources for comparable products or services. For purposes of this policy, related persons are: identified beneficial owners of more than 5% of our outstanding shares of common stock; West Marine directors or executive officers and their immediate family members; any director-nominee; and any person deemed to be an affiliate of the foregoing.

     With respect to the filing of documents related to the transactions described in last year's proxy statement, please note that the lease relating to our executive offices and support center in Watsonville, California, and amendments to that lease have been filed and are referenced on the exhibit index to the 2007 Form 10-K at Exhibit 10.7, Exhibit 10.7.1 and Exhibit 10.7.2. The other two leases described in the first paragraph of the "Certain Transactions" section are for stores in Santa Cruz, California, and Braintree, Massachusetts. These store leases were not filed because, individually or in the aggregate, they are immaterial in amount and significance. See Item 601(b)(10)(ii) of Regulation S-K. That is, of the $1.9 million of aggregate lease payments disclosed for these three properties for 2007, $1.4 million, or 74%, was related to the Watsonville lease. The amount and proportion of aggregate payments represented by the Watsonville lease were substantially the same this fiscal year and in other prior years. Moreover, the two store leases were West Marine's standard form of lease at the time they were entered into and represent less than 1% of both our aggregate number of stores and our aggregate leased retail square footage.

     With respect to our arrangement with the supplier described in the second paragraph of the "Certain Transactions" section, we do not have any other agreement with this supplier other than our standard vendor agreement which sets forth the general terms and conditions for all of our vendors and does not provide for any set purchase requirements. Our purchases are made by means of purchase orders as our needs dictate. This vendor arrangement was entered into in the ordinary course of our business and is not material to our business. Please note that this vendor is no longer a related person as of July 2007, as disclosed in last year's proxy statement, and we continue to purchase merchandise from the vendor, although at a lower volume that has been primarily driven by our continued inventory management in response to deteriorating market and economic conditions generally.

Securities and Exchange Commission
January 23, 2009
Page 17



Form 10-Q for Fiscal Quarters Ended March 29, June 28 and September 27, 2008
----------------------------------------------------------------------------

     18. As applicable, please apply the above comments to your quarterly reports on Form 10-Q.

     RESPONSE
     --------

     Future filings on Form 10-Q will reflect the above comments, as applicable.

                  *            *            *            *

As requested,  we acknowledge  that:

     * we are responsible for the adequacy and accuracy of the disclosure in our Commission filings;

     * Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

     * we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you will find this letter responsive to your comments. If you have questions regarding our responses, please contact me at 831-761-4489.



                                              Sincerely,

                                             /s/ Thomas R. Moran
                                             -----------------------------------
                                              Thomas R. Moran
                                              Chief Financial Officer


cc:  Geoffrey A. Eisenberg
     Pamela J. Fields
     David L. Kral, Deloitte & Touche, USA LLP
     Thomas D. Twedt, Dow Lohnes PLLC
     Scott Anderegg, Staff Attorney, Division of Corporation Finance,
       Securities and Exchange Commission